UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Borders Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

099709107

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 29th Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

with copies to:

Andrew G. Dietderich, Esq.

Alan J. Sinsheimer, Esq.

Sullivan & Cromwell LLP

125 Broad Street, New York, New York 10004

212-558-4000

March 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099709107

1		Name of Reporting Person Pershing Square Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 10,597,880
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 10,597,880
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.0%[1]
14		Type of Reporting Person (See Instructions) IA

______________
[1]

This calculation is based on 58,751,655 shares of common stock of Borders Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 099709107

1		Name of Reporting Person PS Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 10,597,880
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 10,597,880
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.0%[2]
14		Type of Reporting Person (See Instructions) OO

______________
[2]

This calculation is based on 58,751,655 shares of common stock of Borders Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 099709107

1		Name of Reporting Person Pershing Square GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 5,337,092
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 5,337,092
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,337,092
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.1%[3]
14		Type of Reporting Person (See Instructions) IA

______________
[3]

This calculation is based on 58,751,655 shares of common stock of Borders Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

CUSIP No. 099709107

1		Name of Reporting Person William A. Ackman
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 10,597,880
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 10,597,880
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,597,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 18.0%[4]
14		Type of Reporting Person (See Instructions) IN

______________
[4]

This calculation is based on 58,751,655 shares of common stock of Borders Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3, 2007.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Borders Group, Inc., a Michigan corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Schedule 13D shall have such defined meanings in this Amendment No. 5.

As of March 19, 2008, as reflected in this Amendment No. 5, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 10,597,880 shares of Common Stock (approximately 18.0% of the outstanding shares). The Reporting Persons also have economic exposure to approximately 4,805,463 shares of Common Stock under swaps, bringing their total economic exposure to 15,403,343 shares (approximately 26.2% of the outstanding shares), as previously reported by the Reporting Persons on the amended statement on Schedule 13D filed on January 22, 2008.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented, as follows:

On March 19, 2008, Pershing Square entered into a commitment letter (the “Commitment Letter”) with the Issuer that would allow the Issuer, subject to the terms and conditions set forth therein, to (i) borrow up to $42,500,000 under a senior term loan facility (the “Term Loan Facility”) that would mature on January 15, 2009 and be secured by a portion of the stock of Paperchase Products Ltd and (ii) if the Issuer borrows under the Term Loan Facility, require Pershing Square or a designated affiliate, at the Issuer’s election, to purchase certain foreign businesses of the Issuer at any time before January 15, 2009, for an aggregate cash price of $125,000,000 (subject to certain adjustments).

The Issuer has no obligation to proceed with the transactions contemplated by the Commitment Letter. The Commitment Letter will terminate on April 4, 2008 if the definitive documents contemplated thereunder have not been executed on or prior to such date. If the Commitment Letter terminates, the Issuer will be required to reimburse Pershing Square for up to $5 million of its out-of-pocket expenses incurred in connection therewith. If the Commitment Letter does not terminate and the Issuer borrows under the Term Loan Facility, it will owe Pershing Square certain fees described in the Commitment Letter and will be obligated to issue the Pershing Square 7.5 year warrants to buy 19.99% of the Common Stock (on a fully diluted basis) at a price of $7 per share, subject to adjustment as described in the Commitment Letter.

The foregoing summary of the Commitment Letter is not complete and is subject in its entirety to the Commitment Letter itself, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby supplemented, as follows:

On March 19, 2008, Pershing Square entered into a Commitment Letter with the Issuer that is summarized in Item 4 above, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibit:

Exhibit 99.1	Commitment Letter, dated March 19, 2008, between Pershing Square and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: March 21, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman